Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02034654

02 JUL -5 AM 11:05

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

SUPPL

Date: 07.03.02

ORK – Trade subject to notification

Orkla ASA has on 6 March 2002 bought 169,050 Orkla shares at a price of NOK 151.19 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 8,726,752.

dw 6/12